Severn Bancorp, Inc.

March 31, 2005

VIA FACSIMILE 202-942-9530
AND FIRST CLASS MAIL
Mr. John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 04-08
Washington, D.C. 20549

                Re: Severn Bancorp, Inc.
                Form 10-K for the fiscal year ended December 31, 2004
                Filed March 21, 2005
                File Number: 000-49731

Dear Mr. Nolan:

Reference is made to your letter of March 28, 2005 to me as President, Chairman and Chief Executive Officer of Severn Bancorp, Inc. (the “Company”).

Your letter, in particular, references Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 37 where the Company disclosed that certain accounts maintained at other financial institutions were not reconciled and there existed a discrepancy of approximately $500,000 as of December 31, 2004.

You have asked the Company to provide to the Securities and Exchange Commission (“SEC”) supplemental answers to the following:

1. Explain how you were able to determine that the required adjustments, if any, will not have a material effect on your financial condition as of December 31, 2004. Please include the guidance in SAB Topic 1M in your response to support your conclusion.

Response to Question Number 1 Above:

This issue was discovered in a review of the internal control procedures for reconciling accounts by the Company and brought to the attention of its independent registered public accounting firm (“independent accountant”) as well as the Company’s Audit Committee. After discussions with the Company’s accountants, it was determined that the amount in question and any required adjustments to the financial statements would not have a material effect on the financial condition or results of operations of the Company as of December 31, 2004. While the amount was deemed immaterial, management, based on the advice of counsel, determined it prudent to disclose the matter in its Form 10-K.

1919 A West Street
P.O. Box 6679
Annapolis, Maryland  21401-0679
410-841-6925

Mr. John P. Nolan
March 31, 2005

    The Company has reviewed SAB Topic 1M. In reviewing Topic 1M, which assesses materiality with respect to earnings or financial condition, the Company, in consultation with its independent accountants and the Audit Committee, determined that this was a limited event that did not, in any manner, reflect upon the regular earnings or earnings trends of the Company. Additionally, the amount involved was deemed to be quantitatively immaterial (2.4% of pretax income and .50% (after tax) of total stockholders’ equity) and qualitatively immaterial in that it did not affect the general trend of earnings of the Company. Also, at the time the Form 10-K was filed, it was not entirely evident that the entire difference related to 2004 (versus prior years) so that the charge to any particular year may have been less than the $500,000, which was considered quantitatively immaterial as noted above. The difference was treated as a passed audit adjustment and communicated to the Audit Committee pursuant to SAS #61. In addition, the Company determined that the amount in question was not precise or certain enough to take a charge in the 2004 year end statements since a substantial amount of work would be required to accurately reconcile the accounts due to the large number of entries required to be reviewed. As a result, it was determined that no charge should be taken in the 2004 year end financials and that no reserve was required because there was no way to accurately determine the amount of a reserve, if any, was required. See response to question number 3 for update on current status of the difference.

2. Explain to us how you were able to conclude that no loss accrual is required as of the December 31, 2004, but rather that any adjustment, charge or reserve will be taken in the first quarter ending March 31, 2005 is appropriate. Please include guidance in paragraph 8 of SFAS No. 5 in your response.

Response to Question Number 2 Above:

The Company and its accountants reviewed whether or not it would be appropriate to set up a loss accrual as of December 31, 2004 versus a careful review of the Company’s accounts in order to accurately access whether or not any adjustment, charge or reserve should be taken. Since it was determined by the Company and its accountants that the amount in question itself was not material and this was not an event which would be of a regularly occurring nature or affect earnings or financial condition on a continual basis, it was determined it would be best to accurately reconcile the accounts to determine whether or not any adjustment or charge was necessary.

The Company and its accountants have reviewed Statement of Financial Accounting Standards No. 5, paragraph 8 and determined that at December 31, 2004, and the date on which the Form 10-K was filed, it was impossible to estimate, with any degree of accuracy, whether or not there was any loss as a result of the inability to reconcile certain financial accounts as of that date with the information that was available without a complete review of these accounts which could not be completed prior to the Company’s filing of its annual report on Form 10-K. As a result, it was determined that a loss contingency, if any, would not be appropriate absent an appropriate account reconciliation.

Mr. John P. Nolan
March 31, 2005

3. Provide us a progress update on your plans to reconcile these accounts in a timely fashion as of the current date and integrate this information into your responses to the above supplemental requests.

Response to Question Number 3 Above:

As soon as this matter was discovered, the Company engaged the services of certain outside experts to review these accounts and to provide the Company with a complete reconciliation so as to correct any possible errors between these accounts and its financial statements. The Company has been reconciling these accounts on a daily basis while also working to determine the causes of the unreconciled difference. The differences identified to date were balance sheet only adjustments between several cash accounts. The Company is in the process of reconciling the accounts and has preliminarily determined that as of the date of this letter that a reserve or charge off in the amount of approximately $135,000 will be necessary to resolve this issue. The Company will continue to investigate the differences until the Form 10-Q for the quarter ending March 31, 2005 is filed and will reflect a charge for the then known unlocated difference in its first quarter income statement. It is anticipated that this amount will be immaterial to the March 31, 2005 results. As a result of the review and audit of the discrepancies in these accounts, neither the Company nor its accountants believes that any restatement is required to its year-end financial statements or its Form 10-K for the fiscal year ended December 31, 2004.

The Company has provided the attached statement acknowledging that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John P. Nolan
March 31, 2005

We hope the information contained in this letter is responsive to your inquiry. Should you have any further questions with respect to this matter, please feel free to contact the undersigned at your convenience.

Sincerely,

    Alan J. Hyatt
Alan J. Hyatt
President, Chairman and
Chief Executive Officer

cc:    Terry Lehman Partner, Beard Miller Company LLP
(via facsimile 717-236-2200 and First Class Mail)
T. Theodore Schultz, Chairman Audit Committee
(via facsimile 410-263-2297 and First Class Mail)
Edward Lublin, Esquire, Blank Rome
(via facsimile 202-572-8379 and First Class Mail)